                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                               SCHEDULE 13-G

                 Under the Securities Exchange Act of 1934

                          (Amendment No.    2  )


                          Maxicare Health Plans, Inc.
                             (Name of Issuer)

          Common Stock and 9% Series A Convertible Preferred 144a Stock
                          and Series PR Preferred 144a Stock
                           (Title of Class of Securities)

                           577904-20-4  and 577904-30-3
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement    (A fee
is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          Name of reporting person: Ryback Management Corporation
          I.R.S.  Identification  No. of  Above Entity 43-1615580


          Check Appropriate Box  if  a member of a group*


3.       SEC use only


4.       Citizenship or Place of Organization

          Michigan

Number of     5.            Sole Voting Power

Shares                        250,000 common stock

Beneficially

Owned         6.            Shared Voting Power


By            7.            Sole Dispositive Power

Reporting                     250,000 shares

With          8.            Shared Dispositive Power


9.   Aggregate Amount Beneficially owned by each reporting person

                 250,000 shares of common stock

10.  Check Box if the Aggregate amount in Row (9) excludes certain  shares

11.  Percent of  Class Represented by Amount in Row  (9)

          1.40%

12.  Type of Reporting Person

    IA - Ryback Management Corporation    IV - Lindner Investment Series Trust

sec 1745 (6-80)
                              SEE INSTRUCTION BEFORE FILLING OUT!

                                  SEC 13G
                    SECURITIES AND EXCHANGE COMMISSION
                    SCHEDULE 13g Amendment No. 2


Item 1(a)   Name of Issuer:

            Maxicare Health Plans, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

           1149 South Broadway Street
           Los Angeles, CA 90015

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Common Stock

Item 2(e)   CUSIP:

            577904-20-4 common      577904-30-3 convertible preferred

Item 3 This statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), on behalf of :

    [X] Investment Company registered under Section 8 of the Investment
      Company Act  (LINDNER INVESTMENT SERIES)

    [X] Investment Company Adviser registered under Section 203 of the
     Investment Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4 Ownership: The Shares listed below were held in a fiduciary capacity by Ryback Management Corporation and/or Lindner Investment Series Trust as of December 31, 1995

 (A) Amount beneficially owned: 250,000 common shares
 (B) Percent of class: 1.40%
 (C) Number of shares as to which such subject COMPANY has:
         (1)sole power to vote or direct to vote: 250,000
         (2)shared power to vote or direct to vote:
         (3)sole power to dispose of or direct disposition of: 250,000
         (4)shared power to dispose or direct disposition of:

 Instruction:  For computation regarding securities which represent the right to acquire an underlying security see Rule 13d.

Item 5.  Ownership of Five Percent or Less of a Class

         Lindner Growth Fund (formerly Lindner Fund, Inc.), a separate series of the Lindner Investment Series Trust, is no longer the beneficial owner of more than five percent of the outstanding class of securities.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 25, 1996


                                  /s/  Eric E. Ryback, President
                                     Ryback Management Corporation
                                     Lindner Investment Series Trust
                                     (314) 727-5305